UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November 2018

Commission File Number 001-34919

SUMITOMO MITSUI FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:	Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):	☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

	Yes ☐	No ☒

*If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):	82-

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE INTO THE PROSPECTUS FORMING A PART OF SUMITOMO MITSUI FINANCIAL GROUP, INC.’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-209069) AND TO BE A PART OF SUCH PROSPECTUS FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED, EXCEPT FOR THE STATEMENTS REGARDING OUR EARNINGS FORECAST UNDER THE CAPTION “3. EARNINGS FORECAST ON A CONSOLIDATED BASIS (FOR THE FISCAL YEAR ENDING MARCH 31, 2019).”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Financial Group, Inc.

By:	/s/ Takeshi Mikami
	Name:	Takeshi Mikami
	Title:	Executive Officer & General Manager, Financial Accounting Dept.

Date:      November 14, 2018

Sumitomo Mitsui Financial Group, Inc. Consolidated Financial Results for the Six Months Ended September 30, 2018 <Under Japanese GAAP>	November 14, 2018

Head Office: 1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo, Japan

Stock Exchange Listings: Tokyo Stock Exchange, Nagoya Stock Exchange, New York Stock Exchange

URL: https://www.smfg.co.jp/english/

President: Takeshi Kunibe

Quarterly Securities Report (Shihanki hokokusho) issuing date: November 29, 2018

Dividend payment date: December 4, 2018

Investors meeting presentation for quarterly financial results: Scheduled

Note: Amounts less than one million yen have been rounded down.

  1. Consolidated financial results (for the six months ended September 30, 2018)

   (1) Operating results

	(Millions of yen, except per share data and percentages)
	Ordinary income		Ordinary profit		Profit attributable to owners of parent
Six months ended September 30, 2018	¥ 2,952,805	7.5%	¥ 680,199	10.5%	¥ 472,648	12.5%

Six months ended September 30, 2017	2,746,944	14.4	615,548	19.7	420,195	17.0

Notes:	1.	Comprehensive income:
		(a) for the six months ended September 30, 2018: ¥535,799 million [ (11.9)%]
		(b) for the six months ended September 30, 2017: ¥608,185 million [418.2%]
	2.	Percentages shown in ordinary income, ordinary profit, profit attributable to owners of parent and comprehensive income are the increase (decrease) from the same period in the previous fiscal year.

	Earnings per share	Earnings per share (Diluted)
Six months ended September 30, 2018	¥ 337.70	¥ 337.47

Six months ended September 30, 2017	297.94	297.71

  (2) Financial position

	(Millions of yen, except percentages)
	Total assets	Net assets	Net Assets ratio
As of September 30, 2018	¥ 206,987,762	¥ 11,772,674	5.2%

As of March 31, 2018	199,049,128	11,612,892	5.2

Notes:	1.	Stockholders’ equity:
		(a) as of September 30, 2018: ¥10,660,630 million (b) as of March 31, 2018: ¥10,390,464 million
	2.	Net assets ratio = {(Net assets – stock acquisition rights – non-controlling interests) / total assets} X 100

  2. Dividends on common stock

(Yen)

	Cash dividends per share
	1st quarter	2nd quarter	3rd quarter	4th quarter	Annual
Fiscal year ended March 31, 2018	¥ —	¥ 80.00	¥ —	¥ 90.00	¥ 170.00
Fiscal year ending March 31, 2019	—	85.00
Fiscal year ending March 31, 2019 (Forecast)			—	85.00	170.00

Note:	Dividend forecast remains unchanged.

  3. Earnings forecast on a consolidated basis (for the fiscal year ending March 31, 2019)

(Millions of yen, except per share data and percentage)

	Profit attributable to owners of parent		Earnings per share
Fiscal year ending March 31, 2019	¥700,000	(4.7)%	¥501.58

Notes:	1.	Earnings forecast remains unchanged.
	2.	Percentage shown in profit attributable to owners of parent is the increase (decrease) from the previous fiscal year.
	3.	Forecasted earnings per share is calculated by dividing forecasted profit attributable to owners of parent by the number of issued common stocks (excluding treasury stocks) as of September 30, 2018.

* Notes

 (1) There were no changes in material consolidated subsidiaries in the period.

 (2) Changes in accounting policies, changes in accounting estimates and restatements

(a) Changes in accounting policies due to application of new or revised accounting standards	: No
(b) Changes in accounting policies due to reasons other than above (a)	: No
(c) Changes in accounting estimates	: No
(d) Restatements	: No

 (3) Number of shares issued (common stock)

	As of September 30, 2018	As of March 31, 2018
(a) Number of shares issued (including treasury stocks)	1,399,401,420 shares	1,414,443,390 shares
(b) Number of treasury stocks	3,798,087 shares	3,884,968 shares

	Six months ended September 30, 2018	Six months ended September 30, 2017
(c) Average number of shares issued in the period	1,399,599,299 shares	1,410,334,296 shares

(Summary of financial information on a non-consolidated basis)

Non-consolidated financial results (for the six months ended September 30, 2018)

(1) Operating results	(Millions of yen, except per share data and percentages)

	Operating income		Operating profit		Ordinary profit		Net income

Six months ended

September 30, 2018	¥ 237,482	109.5%	¥ 153,716	185.3%	¥ 150,341	209.1%	¥ 154,408	196.5%

September 30, 2017	113,355	(57.6)	53,883	(77.2)	48,635	(78.9)	52,077	(77.4)

	Earnings per share

Six months ended

September 30, 2018	¥ 110.32

September 30, 2017	36.93
Note:	Percentages shown in operating income, operating profit, ordinary profit and net income are the increase (decrease) from the same period in the previous year.

(2) Financial position	(Millions of yen, except percentages)

	Total assets	Net assets	Net assets ratio
As of September 30, 2018	¥ 12,585,767	¥ 5,483,888	43.6%

As of March 31, 2018	12,104,965	5,525,075	45.6
Note:	Stockholders’ equity:
(a) as of September 30, 2018: ¥5,481,332 million (b) as of March 31, 2018: ¥5,522,252 million

Note on interim audit procedures:

This report is out of the scope of the interim audit procedures.

This document contains “forward-looking statements” (as defined in the U.S. Private Securities Litigation Reform Act of 1995), regarding the intent, belief or current expectations of Sumitomo Mitsui Financial Group, Inc. (“the Company”) and its management with respect to the Company’s future financial condition and results of operations. In many cases but not all, these statements contain words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “probability,” “risk,” “project,” “should,” “seek,” “target,” “will” and similar expressions. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ from those expressed in or implied by such forward-looking statements contained or deemed to be contained herein. The risks and uncertainties which may affect future performance include: deterioration of Japanese and global economic conditions and financial markets; declines in the value of the Company’s securities portfolio; incurrence of significant credit-related costs; the Company’s ability to successfully implement its business strategy through its subsidiaries, affiliates and alliance partners; and exposure to new risks as the Company expands the scope of its business. Given these and other risks and uncertainties, you should not place undue reliance on forward-looking statements, which speak only as of the date of this document. The Company undertakes no obligation to update or revise any forward-looking statements. Please refer to the Company’s most recent disclosure documents such as its annual report on Form 20-F and other documents submitted to the U.S. Securities and Exchange Commission, as well as its earnings press releases, for a more detailed description of the risks and uncertainties that may affect its financial conditions, its operating results, and investors’ decisions.

Sumitomo Mitsui Financial Group, Inc.

Appendix: Financial results for the six months ended September 30, 2018 supplementary information

Sumitomo Mitsui Financial Group, Inc.

Consolidated financial statements

    (1) Consolidated balance sheets

	Millions of yen
	March 31, 2018	September 30, 2018

Assets:
Cash and due from banks	¥53,732,582	¥56,133,843
Call loans and bills bought	1,881,879	2,360,764
Receivables under resale agreements	827,892	5,047,049
Receivables under securities borrowing transactions	8,337,700	5,254,864
Monetary claims bought	4,730,770	4,709,177
Trading assets	5,585,591	5,595,840
Money held in trust	1,482	768
Securities	25,712,709	25,089,044
Loans and bills discounted	72,945,934	75,939,685
Foreign exchanges	2,166,190	2,366,335
Lease receivables and investment assets	2,329,431	2,354,954
Other assets	8,005,807	8,345,485
Tangible fixed assets	3,475,131	3,698,051
Intangible fixed assets	865,584	834,742
Net defined benefit asset	383,418	398,633
Deferred tax assets	27,609	22,017
Customers’ liabilities for acceptances and guarantees	8,575,499	9,303,847
Reserve for possible loan losses	(536,088)	(467,343)

Total assets	¥199,049,128	¥206,987,762

Liabilities:
Deposits	¥116,477,534	¥119,385,639
Negotiable certificates of deposit	11,220,284	11,490,153
Call money and bills sold	1,190,928	2,013,277
Payables under repurchase agreements	5,509,721	11,270,010
Payables under securities lending transactions	7,186,861	2,980,463
Commercial paper	2,384,787	2,544,376
Trading liabilities	4,402,110	4,127,140
Borrowed money	10,829,248	11,073,378
Foreign exchanges	865,640	1,057,998
Short-term bonds	1,256,600	1,160,000
Bonds	9,057,683	9,935,469
Due to trust account	1,328,271	1,373,949
Other liabilities	6,348,202	6,709,444
Reserve for employee bonuses	84,046	52,197
Reserve for executive bonuses	3,861	—
Net defined benefit liability	39,982	39,416
Reserve for executive retirement benefits	2,026	1,761
Reserve for point service program	22,244	23,611
Reserve for reimbursement of deposits	17,765	12,391
Reserve for losses on interest repayment	144,763	122,960
Reserves under the special laws	2,397	2,767
Deferred tax liabilities	455,234	504,408
Deferred tax liabilities for land revaluation	30,539	30,423
Acceptances and guarantees	8,575,499	9,303,847

Total liabilities	187,436,236	195,215,088

Net assets:
Capital stock	2,338,743	2,339,443
Capital surplus	758,215	734,610
Retained earnings	5,552,573	5,856,833
Treasury stock	(12,493)	(16,292)

Total stockholders’ equity	8,637,039	8,914,594

Net unrealized gains (losses) on other securities	1,688,842	1,701,862
Net deferred gains (losses) on hedges	(68,543)	(100,777)
Land revaluation excess	37,097	36,592
Foreign currency translation adjustments	36,906	54,848
Accumulated remeasurements of defined benefit plans	59,121	53,510

Total accumulated other comprehensive income	1,753,424	1,746,036

Stock acquisition rights	2,823	2,555
Non-controlling interests	1,219,604	1,109,488

Total net assets	11,612,892	11,772,674

Total liabilities and net assets	¥199,049,128	¥206,987,762

Sumitomo Mitsui Financial Group, Inc.

(2) Consolidated statements of income and consolidated statements of comprehensive income

    (Consolidated statements of income)

	Millions of yen
Six months ended September 30	2017	2018
Ordinary income	¥2,746,944	¥2,952,805
Interest income	1,076,610	1,214,050
Interest on loans and discounts	737,193	797,067
Interest and dividends on securities	177,193	190,546
Trust fees	1,879	2,183
Fees and commissions	583,788	604,534
Trading income	130,730	89,003
Other operating income	842,312	899,634
Other income	111,624	143,398
Ordinary expenses	2,131,395	2,272,605
Interest expenses	368,501	529,649
Interest on deposits	134,849	211,276
Fees and commissions payments	99,189	97,926
Trading losses	101	122
Other operating expenses	701,758	721,730
General and administrative expenses	894,633	852,524
Other expenses	67,212	70,651
Ordinary profit	615,548	680,199
Extraordinary gains	619	143
Extraordinary losses	4,148	5,187
Income before income taxes	612,020	675,155
Income taxes-current	101,526	108,031
Income taxes-deferred	39,297	53,478
Income taxes	140,824	161,509
Profit	471,195	513,646
Profit attributable to non-controlling interests	51,000	40,998
Profit attributable to owners of parent	¥420,195	¥472,648

(Consolidated statements of comprehensive income)
	Millions of yen
Six months ended September 30	2017	2018
Profit	¥471,195	¥513,646
Other comprehensive income	136,989	22,152
Net unrealized gains (losses) on other securities	152,001	25,962
Net deferred gains (losses) on hedges	(4,152)	(24,691)
Foreign currency translation adjustments	(11,604)	54,633
Remeasurements of defined benefit plans	7,512	(5,353)
Share of other comprehensive income of affiliates	(6,768)	(28,397)
Total comprehensive income	608,185	535,799
Comprehensive income attributable to owners of parent	544,901	465,764
Comprehensive income attributable to non-controlling interests	63,284	70,034

Sumitomo Mitsui Financial Group, Inc.

(3) Consolidated statements of changes in net assets

	Millions of yen
	Stockholders’ equity
Six months ended September 30, 2017	Capital stock	Capital surplus	Retained earnings	Treasury stock	Total

Balance at the beginning of the period	¥2,337,895	¥757,346	¥5,036,756	¥(12,913)	¥8,119,085
Changes in the period
Issuance of new stock	847	847			1,695
Cash dividends			(105,752)		(105,752)
Profit attributable to owners of parent			420,195		420,195
Purchase of treasury stock				(53)	(53)
Disposal of treasury stock		(43)		486	443
Changes in shareholders’ interest due to transaction with non-controlling interests		43			43
Increase due to increase in subsidiaries			3		3
Increase due to decrease in subsidiaries			3		3
Decrease due to increase in subsidiaries			(304)		(304)
Reversal of land revaluation excess			459		459
Net changes in items other than stockholders’ equity in the period

Net changes in the period	847	846	314,604	433	316,732

Balance at the end of the period	¥2,338,743	¥758,193	¥5,351,360	¥(12,480)	¥8,435,817

	Millions of yen
	Accumulated other comprehensive income
Six months ended September 30, 2017	Net unrealized gains (losses) on other securities	Net deferred gains (losses) on hedges	Land revaluation excess	Foreign currency translation adjustments	Accumulated remeasurements of defined benefit plans	Total

Balance at the beginning of the period	¥1,542,308	¥(42,077)	¥38,109	¥65,078	¥9,034	¥1,612,453
Changes in the period
Issuance of new stock
Cash dividends
Profit attributable to owners of parent
Purchase of treasury stock
Disposal of treasury stock
Changes in shareholders’ interest due to transaction with non-controlling interests
Increase due to increase in subsidiaries
Increase due to decrease in subsidiaries
Decrease due to increase in subsidiaries
Reversal of land revaluation excess
Net changes in items other than stockholders’ equity in the period	145,148	(3,804)	(459)	(24,003)	7,365	124,246

Net changes in the period	145,148	(3,804)	(459)	(24,003)	7,365	124,246

Balance at the end of the period	¥1,687,457	¥(45,882)	¥37,650	¥41,074	¥16,400	¥1,736,699

	Millions of yen
Six months ended September 30, 2017	Stock acquisition rights	Non- controlling interests	Total net assets

Balance at the beginning of the period	¥3,482	¥1,499,264	¥11,234,286
Changes in the period
Issuance of new stock			1,695
Cash dividends			(105,752)
Profit attributable to owners of parent			420,195
Purchase of treasury stock			(53)
Disposal of treasury stock			443
Changes in shareholders’ interest due to transaction with non-controlling interests			43
Increase due to increase in subsidiaries			3
Increase due to decrease in subsidiaries			3
Decrease due to increase in subsidiaries			(304)
Reversal of land revaluation excess			459
Net changes in items other than stockholders’ equity in the period	(290)	26,327	150,283

Net changes in the period	(290)	26,327	467,015

Balance at the end of the period	¥3,192	¥1,525,591	¥11,701,301

Sumitomo Mitsui Financial Group, Inc.

(Continued)

	Millions of yen
	Stockholders’ equity
Six months ended September 30, 2018	Capital stock	Capital surplus	Retained earnings	Treasury stock	Total

Balance at the beginning of the period	¥2,338,743	¥758,215	¥5,552,573	¥(12,493)	¥8,637,039
Changes in the period
Issuance of new stock	699	699			1,398
Cash dividends			(126,950)		(126,950)
Profit attributable to owners of parent			472,648		472,648
Purchase of treasury stock				(70,048)	(70,048)
Disposal of treasury stock		(54)		326	271
Cancellation of treasury stock		(65,922)		65,922	—
Changes in shareholders’ interest due to transaction with non-controlling interests		(18)			(18)
Increase due to increase in subsidiaries			4		4
Increase due to decrease in subsidiaries			2		2
Decrease due to increase in subsidiaries			(15)		(15)
Decrease due to decrease in subsidiaries			(1)		(1)
Reversal of land revaluation excess			261		261
Transfer from retained earnings to capital surplus		41,690	(41,690)		—
Net changes in items other than stockholders’ equity in the period

Net changes in the period	699	(23,605)	304,259	(3,799)	277,554

Balance at the end of the period	¥2,339,443	¥734,610	¥5,856,833	¥(16,292)	¥8,914,594

	Millions of yen
	Accumulated other comprehensive income
Six months ended September 30, 2018	Net unrealized gains (losses) on other securities	Net deferred gains (losses) on hedges	Land revaluation excess	Foreign currency translation adjustments	Accumulated remeasurements of defined benefit plans	Total

Balance at the beginning of the period	¥1,688,842	¥(68,543)	¥37,097	¥36,906	¥59,121	¥1,753,424
Changes in the period
Issuance of new stock
Cash dividends
Profit attributable to owners of parent
Purchase of treasury stock
Disposal of treasury stock
Cancellation of treasury stock
Changes in shareholders’ interest due to transaction with non-controlling interests
Increase due to increase in subsidiaries
Increase due to decrease in subsidiaries
Decrease due to increase in subsidiaries
Decrease due to decrease in subsidiaries
Reversal of land revaluation excess
Transfer from retained earnings to capital surplus
Net changes in items other than stockholders’ equity in the period	13,019	(32,233)	(504)	17,941	(5,611)	(7,388)

Net changes in the period	13,019	(32,233)	(504)	17,941	(5,611)	(7,388)

Balance at the end of the period	¥1,701,862	¥(100,777)	¥36,592	¥54,848	¥53,510	¥1,746,036

	Millions of yen
Six months ended September 30, 2018	Stock acquisition rights	Non- controlling interests	Total net assets

Balance at the beginning of the period	¥2,823	¥1,219,604	¥11,612,892
Changes in the period
Issuance of new stock			1,398
Cash dividends			(126,950)
Profit attributable to owners of parent			472,648
Purchase of treasury stock			(70,048)
Disposal of treasury stock			271
Cancellation of treasury stock			—
Changes in shareholders’ interest due to transaction with non-controlling interests			(18)
Increase due to increase in subsidiaries			4
Increase due to decrease in subsidiaries			2
Decrease due to increase in subsidiaries			(15)
Decrease due to decrease in subsidiaries			(1)
Reversal of land revaluation excess			261
Transfer from retained earnings to capital surplus			—
Net changes in items other than stockholders’ equity in the period	(268)	(110,116)	(117,772)

Net changes in the period	(268)	(110,116)	159,781

Balance at the end of the period	¥2,555	¥1,109,488	¥11,772,674

Sumitomo Mitsui Financial Group, Inc.

(4) Note on going concern

Not applicable.